As filed with the Securities and Exchange Commission on June 15, 1998.




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 Amendment No. 1
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)



                           CENTRAL MAINE POWER COMPANY
                  (Name of Issuer and Person Filing Statement)



           FLEXIBLE MONEY MARKET PREFERRED STOCK(TM), SERIES A, 7.999%
                         (Title of Class of Securities)



                                   154051-87-4
                      (CUSIP Number of Class of Securities)



                                 David E. Marsh
                         c/o Central Maine Power Company
                                 83 Edison Drive
                                Augusta, ME 04336
                                 (207) 623-3521
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                                   Copies to:
                         E. Ellsworth McMeen, III, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                               New York, NY 10019
                                 (212) 424-8000


                                   May 8, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee



-----------------------------------------------------------------------------

            Transaction                        Amount of
             Valuation1                        Filing Fee

            $21,600,000                          $4,320
---------------------------------============================================

      1Estimated solely for purposes of calculating the filing fee and computed pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
         Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the form or schedule and the date of its filing.

Amount previously paid:  $4,320             Filing party: Central Maine Power
                                                           Company

Form or registration no.:Schedule 13E-4     Date filed:   May 8, 1998

                                 Amendment No. 1

                                       to

                 Issuer Tender Offer Statement on Schedule 13E-4


          This  Amendment  No. 1 dated  June 15,  1998,  supplements  the Issuer
Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on May 8, 1998 by Central Maine Power Company (the "Company") regarding the Company's offer to purchase up to 200,000 shares of its Flexible Money Market Preferred Stock(TM), Series A, 7.999%, par value $100 per share (the "Shares"), at a cash price of $108.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

          The Offer terminated at 5:00 p.m., New York City time, on Monday, June 8, 1998. A total of 116,175 Shares were tendered and accepted for purchase in the Offer. Such Shares represented 58.09% of the maximum number of Shares tendered for. The price paid for the Shares was $12,546,900.00. (279,100 Shares remain outstanding.)




                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                June 15, 1998
                                          --------------------------
                                                  (Date)


                                          /s/
                                         ---------------------------
                                                (Signature)



                                 David E. Marsh, Chief Financial Officer
                                 ---------------------------------------
                                             (Name and Title)